SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
[October 26, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
GOOD PROGRESS IN PROFITABILITY AND NET SALES

SIGNATURES
Date October 26, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Corporation’s interim review, January-September 2005
GOOD PROGRESS IN PROFITABILITY AND NET SALES
(Helsinki, Finland, October 26, 2005) — Metso Corporation (NYSE: MX; OMX: MEO1V)
•	Metso Corporation’s operating profit for the third quarter in 2005 was EUR 95.5 million, or 9.1% of net sales.

•	The net sales in January-September increased by 16 percent on the corresponding period last year and totaled EUR 2,967 million (1-9/2004: EUR 2,559 million). The operating profit was EUR 233.5 million, or 7.9 percent of net sales (EUR 91.8 million and 3.6%).

•	Earnings per share were EUR 1.22 (EUR 0.53).

•	The order backlog from continuing operations increased by 21 percent from the year end, and was EUR 2,059 million at the end of September (Dec. 31, 2004: EUR 1,705 million). New orders worth EUR 3,208 million were received (EUR 3,062 million in 1-9/04).

•	Net cash generated by operating activities was EUR 145 million.

•	Return on capital employed (ROCE) was 18.3 percent (6.6%) and return on equity (ROE) 21.4 percent (11.0%).

•	Gearing was 25.3 percent at the end of September (Dec. 31, 2004: 49.7%).
This interim review is prepared in accordance with the recognition and measurement principles of the IFRS. Metso adopted IFRS at the beginning of 2005.
“Metso Automation’s and Metso Minerals’ profitability improvement has previously resulted mainly from internal programs, such as streamlined cost structure and business concept renewals. Now the net sales growth, as well, contributes to their profitability. I am also pleased with the profitability improvement in Metso Paper, which is now starting to see the benefits of the efficiency programs undertaken in the past two years,” says Jorma Eloranta, President and CEO of Metso Corporation. “All and all, the third quarter was the best ever in Metso’s history. We also estimate that 2005 will be the best year so far for Metso — but there is still a lot of development potential in all our businesses.”
Eloranta notes that the current performance level forms a good basis for the implementation of the new strategy, which targets profitable growth. “We have significantly enhanced our operational efficiency. For example, our productivity has improved substantially. At the same time, we have developed our supply chain to make the most of the strong demand in the rock and minerals processing sector as well as in the gas and energy industries,” Eloranta continues. In 2006-2008 Metso will seek annual increase in net sales of some 10 percent through organic growth and complementary acquisitions.
The growth prospects are supported by good demand for Metso’s products and services. “In August, when we introduced our new strategy and the financial targets for 2006, we estimated that the favorable market situation will continue also next year. Our view of the market development remains positive and we look confidently into 2006,” Eloranta says.

Short-term outlook
No material changes are expected in the market situation for Metso during the last quarter of 2005.
In Metso Paper’s markets, the demand for rebuilds and aftermarket services is expected to continue to be good. In the markets for new machinery, there are several tissue machine investments and a few paper machine and pulping line projects under consideration, but hardly any board machine investments.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good, especially due to comprehensive road network development projects and other infrastructure investments. The demand in the mining industry is estimated to remain strong, though the shortage of experienced management and other resources continues to somewhat hold back the implementation of new investment projects.
Metso Automation’s market situation is expected to be good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Metso Minerals and Metso Automation are expected to clearly surpass the operating profit targets set for 2005. Metso Paper’s result will be burdened by the weak profitability of the Tissue business and restructuring costs, but the positive performance in the third quarter gives an improved basis for attaining the operating margin target set for 2005. It is estimated that Metso Ventures’ operating margin will be lower than its target because of structural changes and the weak profitability of Metso Panelboard.
The financial targets set for Metso Corporation in 2005 are an operating margin of 6 percent and ROCE of 12 percent. It is estimated that these financial targets will be clearly exceeded. Metso’s management expects that the Corporation’s net sales for 2005 will increase to approximately EUR 4.1 billion and that the operating profit margin will exceed 7 percent. The improved competitiveness of all of Metso’s business areas combined with a mostly positive market outlook support a continuation of favorable development.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. + 358 204 84 3010 Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.

The Corporation’s key figures

EUR million	7-9/05	1-9/05	7-9/04	1-9/04	2004
Net sales	1,045	2,967	887	2,559	3,602
Operating profit	95.5	233.5	54.4	91.8	199.5
% of net sales	9.1	7.9	6.1	3.6	5.5
Earnings per share from continuing operations, basic, EUR	0.47	1.10	0.60	0.66	1.16
Earnings per share from continuing and discontinued operations, basic, EUR	0.47	1.22	0.56	0.53	1.05
Orders received	916	3,208	823	3,062	3,989

		30.9.05		30.9.04	31.12.04
Order backlog from continuing operations		2,059		1,852	1,705
Return on capital employed (ROCE), % annualized		18.3		6.6	10.7
Equity to assets ratio, %		36.3		28.0	30.9
Gearing, %		25.3		66.1	49.7
Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The transition to IFRS has been described in the Notes to the Interim Review.
Metso’s operating environment
In the pulp and paper industry markets, the price of chemical pulp was declining in the third quarter. The price development of printing papers was steady in Europe, while in North America paper prices were mostly on the rise. The prices of board grades fell in both Europe and North America.
Demand for metals was good, and the prices of most base metals increased on global markets. Scrap iron price also rose. Investments in the mining industry continued at a good level, although growth was still limited by a shortage of experienced personnel and other resources. In the construction and civil engineering industry, the demand for aggregates was generally good in all markets.
The price of crude oil also continued to rise in the third quarter, and oil refineries were operating at full capacity.
Demand for Metso’s products
Demand for Metso Paper’s rebuilds and aftermarket services continued to be good, and demand for new machines remained satisfactory. In Europe, investments in paper machine rebuilds continued at a good level. The market situation for paper machinery was satisfactory in Asia and North America. The demand for new pulping lines and rebuild projects was good especially in South America.
Demand for Metso Minerals’ equipment related to aggregates production continued to be good in Europe and Asia, and was excellent in North America. The positive trend of the mining industry investments continued particularly in Brazil, China and Australia, and demand for equipment remained excellent. Strong demand continued for metals recycling equipment as customers invested to increase their production.
In the energy, oil and gas industry, there was excellent demand for Metso Automation’s field systems and good demand for automation systems. In the pulp and paper industry, there was good demand for field systems and satisfactory demand for automation systems.
Orders received and order backlog

In January-September 2005, the value of orders received by Metso Corporation totaled EUR 3,208 million, an increase of 5 percent from January-September 2004. The Corporation’s order backlog of continuing operations increased by 21 percent from the end of 2004 and was EUR 2,059 million at the end of September. The order backlog of continuing operations increased by 11 percent compared with the order backlog on September 30, 2004.
The largest orders received by Metso Paper in the third quarter included a tissue machine in the USA, a paper machine modernization in Finland and a pulp bleaching system in Spain. Orders received by all the business lines of Metso Minerals clearly increased on the comparison period. The largest individual order for metals recycling systems was received from Japan, where Metso Minerals will deliver a complete metals crushing plant. The largest orders received by Metso Automation were for paper machine automation systems in Brazil and control valves for a gas liquification plant in Japan.
Metso Paper accounted for 38 percent, Metso Minerals 42 percent, Metso Automation 13 percent and Metso Ventures 7 percent of orders received.
The orders received from Indonesia, Brazil, Russia and Germany increased the most compared with January-September 2004. 42 percent (47% in 1-9/04) of orders originated from Europe, 21 (21) percent from North America, 22 (18) percent from Asia-Pacific, 11 (9) percent from South America and 4 (5) percent from the rest of the world.
Net sales
Metso’s net sales in January-September increased and totaled EUR 2,967 million, up by 16 percent on the comparison period. Net sales growth was the strongest in Metso Minerals, where net sales rose by 26 percent compared with January-September 2004, due to the good market situation. Aftermarket operations accounted for 38 percent (42% in 1-9/04) of the Corporation’s net sales (excluding Metso Ventures). The decrease in the relative proportion of aftermarket business was due to strong growth in project and equipment sales.
Of the net sales, 39 percent came from the deliveries of Metso Paper, 40 percent from Metso Minerals, 14 percent from Metso Automation and 7 percent from Metso Ventures.
Compared with January-September 2004, the relative share of net sales increased the most in Sweden due to the Kvarnsveden paper machine delivery and in Brazil and Chile due to several pulp and mining industry deliveries. 45 percent (41% in 1-9/04) of net sales came from Europe, 21 (22) percent from North America, 17 (24) percent from Asia-Pacific, 12 (7) percent from South America and 5 (6) percent from the rest of the world.
Result
The Corporation’s operating profit improved significantly on the comparison period and was EUR 233.5 million, or 7.9 percent of net sales (EUR 91.8 million, or 3.6% of net sales in 1-9/04). The improvement in the profitability of all of Metso’s business operations continued. Metso Paper’s profitability improved due to the implemented efficiency improvement measures and good capacity utilization. Metso Minerals’ increased volumes, good capacity utilization rates and a streamlined cost structure improved profitability. Metso Automation’s profitability improved due to higher delivery volumes, a more efficient supply chain and an increase in productivity. The improvement in Metso Ventures’ operating profit was due primarily to Valmet Automotive’s higher delivery volumes.
Metso’s net financial expenses were EUR 33 million including nonrecurring expenses of EUR 5 million recorded in the second quarter due to early repayment of loans (EUR 40 million in 1-9/04).
Metso’s profit from continuing operations before taxes was EUR 200 million. The Corporation’s tax rate is estimated to be around 24 percent in 2005. The result of

Metso’s U.S. operations has turned clearly positive this year and consequently Metso will be able to utilize tax loss-carry forwards from prior years, for which Metso has not recognized any deferred tax assets. This reduces the Corporation’s tax rate (see Notes).
The distributable profit, i.e. the net income for the review period, was EUR 169 million. Earnings per share from continuing operations was EUR 1.10, while earnings per share from continuing and discontinued operations was EUR 1.22.
Metso Corporation’s return on capital employed (ROCE) in January-September was 18.3 percent (6.6% in 1-9/04), and return on equity (ROE) was 21.4 percent (11.0% in 1-9/04).
BUSINESSES

Metso Paper
EUR million	7-9/05	1-9/05	7-9/04	1-9/04	2004
Net sales	396	1,192	378	1,089	1,559
Operating profit	25.7	63.2	20.1	14.7	48.0
% of net sales	6.5	5.3	5.3	1.3	3.1
Orders received	322	1,240	291	1,426	1,726

		30.9.05		30.9.04	31.12.04
Order backlog		1,012		1,124	946
Metso Paper’s net sales in January-September were EUR 1,192 million, up by 9 percent on the comparison period. The growth was due to an increase in paper machinery deliveries, of which the most significant is the ongoing delivery of a newsprint line to Stora Enso’s Kvarnsveden mill in Sweden. Aftermarket and maintenance services accounted for 34 percent of the net sales (37% in 1-9/04). The relative proportion of the aftermarket business decreased due to a clear increase in project and equipment sales. Measured in euros, the volume of aftermarket operations was at the level of the previous year.
Metso Paper’s operating profit improved significantly on the comparison period and was EUR 63.2 million, or 5.3 percent of net sales. The operating profit includes business restructuring expenses net of EUR 3 million. Higher delivery volumes, the efficiency improvement measures and an improved capacity utilization rate clearly raised profitability. The comparison period’s operating profit was burdened by certain nonrecurring costs. The positive profit development of the Paper and Fiber business lines continued. The Tissue business line’s loss decreased during the third quarter compared with the two preceding quarters of 2005.
The remaining decisions concerning the program aimed at renewing Metso Paper’s business concept and streamlining its cost structure (MP50) will be made by the end of 2005. In the third quarter, negotiations were completed to reduce the number of personnel by 40 in the Karlstad unit in Sweden, which is part of the Tissue business line. The MP50 program’s total costs are estimated to remain under EUR 35 million, of which approximately EUR 30 million had been recognized by the end of September. The program is expected to generate annual savings of over EUR 43 million.
During the review period, Metso Paper established a sales company in Gurgaon, near New Delhi, in India in order to strengthen its presence in the emerging Indian pulp and paper industry markets.
In September, Metso Paper decided on a new organization structure, which will come into effect on January 1, 2006. The new business lines are: Fiber, Paper and Board, Finishing, Tissue, and Service. The purpose of the change is to strengthen customer service and clarify decision-making.
The value of orders received by Metso Paper was 13 percent lower than in the comparison period and totaled EUR 1,240 million. The orders received in the comparison period included a large order of an SC magazine paper line for Stora Enso’s Kvarnsveden mill in Sweden. At the end of September the order backlog was EUR 1,012 million, which was 7 percent higher than at the end of 2004. In February

2005, Metso signed a letter of intent with Modern Karton Sanayi Ticaret AS for the delivery of a board production line in Turkey. The signing of the final sales contract has been delayed.
Metso Minerals

EUR million	7-9/05	1-9/05	7-9/04	1-9/04	2004
Net sales	454	1,218	340	968	1,366
Operating profit	53.6	125.0	27.4	66.5	105.2
% of net sales	11.8	10.3	8.1	6.9	7.7
Orders received	405	1,368	373	1,115	1,566

		30.9.05		30.9.04	31.12.04
Order backlog		801		525	560
Texas Shredder, Inc., a supplier of metal shredder products, acquired on August 30, 2005, is included in Metso Minerals’ figures from the beginning of September.
The net sales of Metso Minerals increased on the comparison period by 26 percent and totaled EUR 1,218 million. Due to good demand, delivery volumes increased in all business lines. Metso Minerals’ aftermarket and maintenance services accounted for 47 percent of net sales (55% in 1-9/04). As project and equipment deliveries increased significantly, the relative proportion of the aftermarket business was lower than in the comparison period. However, measured in euros, the volume of aftermarket business increased.
The operating profit of Metso Minerals rose to EUR 125.0 million, which was 10.3 percent of net sales. Profitability improved significantly in all business lines due to higher volumes, the good capacity utilization rate and a streamlined cost structure.
The value of orders received by Metso Minerals increased by 23 percent and totaled EUR 1,368 million. Orders for minerals processing and metals recycling equipment rose by around one-third on the comparison period. The intake of orders for mobile crushers also clearly increased. Metso Minerals’ order backlog strengthened by 43 percent from the end of 2004 and was EUR 801 million at the end of September.
Metso Automation

EUR million	7-9/05	1-9/05	7-9/04	1-9/04	2004
Net sales	148	421	140	388	535
Operating profit	25.8	57.3	19.6	38.4	69.6
% of net sales	17.4	13.6	14.0	9.9	13.0
Orders received	140	430	146	440	570

		30.9.05		30.9.04	31.12.04
Order backlog		191		198	176
Metso Automation’s net sales rose by 9 percent on the comparison period and totaled EUR 421 million. In particular, equipment deliveries to the energy, oil and gas industry increased from the comparison period. Aftermarket and maintenance services accounted for 21 percent of net sales (24% in 1-9/04). The decrease in the relative proportion of aftermarket business was due to an increase in equipment and project deliveries.
Metso Automation’s profitability remained good and the operating profit rose to EUR 57.3 million, or 13.6 percent of net sales. Profitability was improved in particular by field system delivery volumes, which were higher than in the comparison period, increased productivity and a more efficient supply chain.
The value of orders received by Metso Automation remained at the level of the comparison period. Compared with the end of 2004, Metso Automation’s order backlog strengthened by 9 percent and was EUR 191 million at the end of September.

Metso Ventures

EUR million	7-9/05	1-9/05	7-9/04	1-9/04	2004
Net sales	63	196	52	172	230
Operating profit (loss)	(0.5)	6.1	(8.8)	(16.6)	(6.2)
% of net sales	(0.8)	3.1	(16.9)	(9.7)	(2.7)
Orders received	66	224	33	144	213
Number of cars produced	4,160	13,926	1,496	6,091	10,051

		30.9.05		30.9.04	31.12.04
Order backlog		92		55	66
The net sales of Metso Ventures were up by 14 percent on the comparison period and totaled EUR 196 million in January-September. Net sales rose primarily due to the significant increase in Valmet Automotive’s production and the higher deliveries of the Foundries. Metso Panelboard’s net sales fell.
Metso Ventures’ profitability improved and the operating profit was EUR 6.1 million, or 3.1 percent of net sales. Valmet Automotive’s profitability improved, and the operating profit was slightly positive. The result of the Foundries remained good. Metso Panelboard recorded an operating loss, due to cost overruns in certain projects.
The value of orders received by Metso Ventures improved by 56 percent on the comparison period and rose to EUR 224 million. Orders increased in all business groups. Metso Ventures’ order backlog improved by 39 percent from the end of 2004 and totaled EUR 92 million at the end of September.
Cash flow and financing
In January-September, Metso Corporation’s net cash generated by operating activities was EUR 145 million. Increase in net working capital was EUR 94 million. Due to the growth in business volume, net working capital increased in the third quarter, especially in Metso Minerals and Metso Paper. The Corporation’s free cash flow was EUR 112 million (EUR 111 million in 1-9/04).
Net interest-bearing liabilities decreased by EUR 188 million from the beginning of the year and totaled EUR 307 million at the end of September. During the second quarter, EUR 93 million in bonds and other loans was prematurely repaid. This caused a nonrecurring addition to financial expenses of EUR 5 million, while corresponding savings will be achieved later. Dividends of EUR 48 million were paid for 2004.
Gearing, i.e. the ratio of net interest-bearing liabilities to shareholders’ equity, was 25.3 percent, compared with 49.7 percent at the beginning of the year. Shareholders’ equity increased, as a result of both the improved net income and a capital increase of EUR 72 million arising from the stock option programs in the second quarter. In addition, the divestiture of Metso Drives decreased net interest-bearing liabilities. Metso’s equity to assets ratio was 36.3 percent at the end of September.
Moody’s Investors Service confirmed Metso’s existing long-term Ba1 credit rating and changed the rating outlook from negative to stable on February 25, 2005. Standard & Poor’s Ratings Services has confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits, and has kept the rating outlook as stable.
Capital expenditure
Metso’s gross capital expenditure, including acquisitions, totaled EUR 86 million (EUR 66 million in 1-9/04). Metso Paper commenced manufacturing of screen baskets in China, invested in the development of a pulping technology center operating in Anjalankoski, Finland, and established a service unit in Zaragoza, Spain. Metso made investments to increase foundry capacity in Finland, Brazil, South Africa and India. Metso Minerals initiated investments in a production plant and logistics center in Columbia, South Carolina, USA. Metso Minerals also launched a project, expected to last several years, to develop a comprehensive ERP (enterprise resource planning) system.
Acquisitions and divestitures
On August 30, 2005, Metso Minerals acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The acquisition price was approximately EUR 13 million. The transaction strengthened Metso’s position in North America, the world’s largest metal recycling market. Texas Shredder’s net sales for the financial period ending on June 30, 2005 was EUR 46 million, and the number of personnel was 33. Texas Shredder is included in Metso Minerals’ figures from the beginning of September.
In March, Metso reached an agreement on the divestiture of its mechanical power transmission equipment business (Metso Drives), to CapMan, a Finnish private equity investor. Metso Drives Oy and its foreign subsidiaries were transferred to the ownership of funds managed/advised by CapMan on April 8, 2005. The debt-free price of the transaction was EUR 97 million and the sales gain was EUR 17 million.
Research and development
Metso’s research and development expenses in January-September totaled EUR 68 million (EUR 75 million in 1-9/04), representing 2.3 percent of the Corporation’s net sales.
In August, a board machine containing the first ValFlo headboxes, representing Metso Paper’s cost-efficient Val product range, was started up in China. In August, a mill that produces bleached chemi-thermochemical pulp using Metso’s new BCTMP production technology was started up at Kaskinen, Finland. Metso Paper launched the FlyMaster fly roll, which utilizes new composite technology, and is suited for all supercalenders and other corresponding multinip calenders.
As part of the new Lindemann Innovative Shearing series Metso Minerals launched the first portable metal shears. These versatile shears are primarily suited for small metal recycling. The Trellex screen media product range was expanded by launching modular screen media that are compatible with almost all the systems on the market without welding or cutting steel rails.
In September, Metso Automation introduced a new paper caliper sensor based on very accurate, non-contact optical sensing technology. Also in September, Metso Automation opened a technology center at Aracruz, in Espírito Santo state, Brazil, to further improve its service on the South American markets.
Personnel
At the end of September, Metso Corporation’s continuing operations employed 21,941 persons, approximately the same number as the end of 2004.
The Corporation employed 37 percent of its personnel in Finland, 12 percent in other Nordic countries, 13 percent in other European countries, 16 percent in North America, 7 percent in Asia-Pacific, 9 percent in South America and 6 percent in the rest of the world.
Changes in the top management
Metso Corporation’s Board of Directors appointed Risto Hautamäki as President of Metso Paper and a member of the Metso Executive Team as of April 1, 2005. Metso Paper’s Executive Vice President, Bertel Karlstedt, resigned from Metso on August 31, 2005.
Share capital and market capitalization

As a result of the registration of share subscriptions made with year 2000 and 2001 stock options, Metso’s share capital increased to EUR 240,812,843.80 on May 11, 2005. A total of 4,538,869 shares were subscribed with Metso Corporation’s year 2000 stock options and 865,200 shares with year 2001 stock options during a subscription period that ended on April 30, 2005. The number of shares at the end of September was 141,654,614, of which the Corporation holds 60,841 shares in its treasury. The average number of outstanding shares in January-September was 138,980,817.
Metso’s market capitalization doubled compared with the corresponding period of 2004 and was EUR 2,990 million on September 30, 2005.
Decisions of the Annual General Meeting
Metso Corporation’s Annual General Meeting, held on April 4, 2005, approved the financial statements for 2004 and voted to discharge the members of the Board of Directors and the President and CEO from liability. The Annual General Meeting approved the Board’s proposals concerning authorizations to repurchase and dispose of the Corporation’s shares. The Annual General Meeting also authorized the Board to decide on increasing the share capital by issuing new shares, convertible bonds and/or stock options. Furthermore, the Annual General Meeting decided to cancel stock options as proposed by the Board of Directors.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting concerning the composition of the Board of Directors and the remuneration of the Directors. The Nomination Committee comprises representatives appointed by Metso’s four biggest registered shareholders as of December 1, 2005, along with Metso’s Chairman of the Board as an expert member. Furthermore, the Annual General Meeting decided to amend the Articles of Association to state that a person aged 68 years or more is not eligible to be elected to the Board of Directors.
Metso Corporation’s Annual General Meeting re-elected Matti Kavetvuo as the Chairman of the Board and Jaakko Rauramo, Chairman of SanomaWSOY Corporation, as the Vice Chairman of the Board. Svante Adde, Managing Director of Compass Advisers, was elected as a new member of the Board. The Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, Satu Huber, Director of Finance and Head of the Finance Division, State Treasury, and Juhani Kuusi, D. Sc. (Tech.).
PricewaterhouseCoopers, a firm of Authorized Public Accountants, was re-elected as the Auditor of the Corporation.
Pentti Mäkinen, who was elected by Metso’s personnel groups in Finland, will attend the meetings of Metso’s Board of Directors as a personnel representative invited by the Board, starting from the Annual General Meeting of April 4, 2005 until the 2006 Annual General Meeting.
The Annual General Meeting decided to distribute a dividend of EUR 0.35 per share for the financial year that ended on December 31, 2004. The dividend was paid on April 14, 2005.
New management agendas and financial targets
In August, Metso’s Board of Directors accepted management agendas and financial targets for 2006-2008. The strategic focus of Metso is shifting towards profitable growth, which will be attained through improved customer satisfaction and operational excellence.
In 2006-2008 Metso will be targeting annual net sales growth of some 10 percent to support the sustainable profit development and to strengthen its market leadership position. The growth will be attained both organically and through complementary acquisitions.

All Metso business areas will continue their efforts to improve profitability, productivity and quality and enhance customer satisfaction. Metso will complement its life cycle offering both through its own development and through acquisitions. Metso is also planning to enhance its sales, customer service, sourcing and production close to the customers, especially in emerging markets such as China, India and South America.
Financial targets 2006-2008
Metso’s target is to achieve more than 15 percent return on capital employed (ROCE %), regardless of the business cycle.
Another key target will be an operating profit margin (EBIT %) of 9 percent towards the end of the strategy period. The business area-specific operating margin targets are: over 8 percent for Metso Paper, over 11 percent for Metso Minerals and over 12 percent for Metso Automation. As the companies belonging to Metso Ventures are dissimilar in nature and operate in different markets, no medium-term operating margin target has been set for Metso Ventures.
Achieving the corporate-level operating margin target of 9 percent will require that Metso’s business areas successfully complete the ongoing development programs and that the market demand is at least as favorable as in 2005. Metso is continuing measures to decrease the negative impact of cyclicality on its financial performance.
Metso’s capital structure target is to be a solid investment grade company.
Financial targets for 2006
Metso estimates that the favorable market situation in the civil engineering and in the mining and energy segments will continue in 2006, while the pulp and paper industry demand is expected to be on par with 2005. Based on this estimate on market environment and taking into consideration Metso’s development phase, the operating margin target for Metso Corporation in 2006 is to exceed 7 percent.
Metso Paper will continue its efforts to improve its operational excellence. Consequently, the business area’s operating margin target is 6 percent in 2006. It is estimated that Metso Paper will be able to achieve the over 8 percent target towards the end of the strategy period.
Due to the good progress achieved to date in operational excellence together with the continuing high demand in the civil engineering and mining industries, the operating margin target for Metso Minerals is 10 percent in 2006.
The market situation for Metso Automation is expected to continue to be good in the energy, oil and gas industry and satisfactory in the pulp and paper industry. Metso Automation will scale up its investments in growth, and the operating margin target for Metso Automation for 2006 is 11 percent.
Metso Ventures’ operating margin target for 2006 is 6 percent.
New dividend policy
In August, the Board also established a new dividend policy according to which Metso distributes an annual dividend of at least 40 percent of earnings per share to its shareholders. Previously, Metso’s objective was to distribute annual dividends equivalent to at least one third of the average earnings per share over five years.
Corporate structure
As a part of the 2005 strategy process, Metso also studied various alternative corporate structures, including a separate listing of Metso Minerals. The implementation of the ongoing shift towards profitable growth will require strong commitment and focus from the management, so, just at this point in time, the benefits of the current structure outweigh the alternatives. There are, however, valid arguments for alternative corporate configurations, and therefore, in August, the Metso Board decided to commission a more detailed feasibility study to assess these alternatives. The study is estimated to be completed by the end of the first quarter in 2006.
Events after the review period
At the beginning of October, Metso Paper agreed with Myllykoski Corporation to supply a large paper making line, to be located in the Czech Republic. As the investment is still subject to e.g. local authority approvals, a dissolution clause is included. Project engineering has been started on separate terms, in anticipation of the final confirmation. Myllykoski is scheduling the line to come on stream in early 2007. The delivery will be valued at well over EUR 200 million.
Short-term outlook
No material changes are expected in the market situation for Metso during the last quarter of 2005.
In Metso Paper’s markets, it is expected that the demand for rebuilds and aftermarket services will continue to be good. In the markets for new machinery, there are several tissue machine investments and a few paper machine and pulping line projects under consideration, but hardly any board machine investments.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good, especially due to comprehensive road network development projects and other infrastructure investments. The demand in the mining industry is estimated to remain strong, though the shortage of experienced management and other resources continues to somewhat hold back implementation of new investment projects.
Metso Automation’s market situation is expected to be good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Metso Minerals and Metso Automation are expected to clearly surpass the operating profit targets set for 2005. Metso Paper’s result will be burdened by the weak profitability of the Tissue business and restructuring costs, but the positive performance in the third quarter gives an improved basis for attaining the operating margin target set for 2005. It is estimated that Metso Ventures’ operating margin will be lower than its target because of structural changes and the weak profitability of Metso Panelboard.
The financial targets set for Metso Corporation in 2005 are an operating margin of 6 percent and ROCE of 12 percent. It is estimated that these financial targets will be clearly exceeded. Metso’s management expects that the Corporation’s net sales for 2005 will increase to approximately EUR 4.1 billion and the operating profit will exceed 7 percent of net sales. The improved competitiveness of all of Metso’s business areas combined with a mostly positive market outlook support a continuation of favorable development.
Helsinki, October 26, 2005
Metso Corporation’s Board of Directors
The interim review is unaudited

CONSOLIDATED STATEMENTS OF INCOME

	7-9/	7-9/	1-9/	1-9/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Net sales	1,045	887	2,967	2,559	3,602

Cost of goods sold	(767)	(645)	(2,171)	(1,894)	(2,673)

Gross profit	278	242	796	665	929
Selling, general and administrative expenses	(186)	(190)	(574)	(589)	(798)
Other operating income and expenses, net	3	3	11	16	(7)
Reversal of Finnish pension liability	—	—	—	—	75

Operating profit	95	55	233	92	199

% of net sales	9.1%	6.1%	7.9%	3.6%	5.5%
Financial income and expenses, net	(9)	(13)	(33)	(40)	(59)
Profit on continuing operations before tax	86	42	200	52	140

Income taxes on continuing operations	(21)	40	(48)	37	18

Profit on continuing operations	65	82	152	89	158

Profit (loss) on discontinued operations	—	(6)	17	(17)	(14)

Profit (loss)	65	76	169	72	144

Profit (loss) attributable to minority interests	0	0	0	0	(1)

Profit (loss) attributable to equity shareholders	65	76	169	72	143

Earnings per share from continuing operations, EUR
Basic	0.47	0.60	1.10	0.66	1.16
Diluted	0.47	0.60	1.10	0.66	1.16

Earnings per share from discontinued operations, EUR
Basic	—	(0.04)	0.12	(0.13)	(0.11)
Diluted	—	(0.04)	0.12	(0.13)	(0.11)

Earnings per share from continuing and discontinued operations, EUR
Basic	0.47	0.56	1.22	0.53	1.05
Diluted	0.47	0.56	1.22	0.53	1.05

CONSOLIDATED BALANCE SHEETS
ASSETS

	Sep 30,	Sep 30,	Dec 31,
	2005	2004	2004
(Millions)	EUR	EUR	EUR
Non-current assets
Intangible assets
Goodwill	496	501	491
Other intangible assets	96	98	94
	592	599	585

Property, plant and equipment
Land and water areas	59	73	70
Buildings and structures	222	262	253
Machinery and equipment	279	316	307
Assets under construction	23	28	19
	583	679	649

Financial assets
Investments in associated companies	18	18	17
Available for sale financial assets	14	10	10
Treasury stock	—	1	1
Loan and other interest bearing receivables	33	11	15
Deferred tax asset	146	194	159
Other non-current assets	13	17	37
	224	251	239

Total non-current assets	1,399	1,529	1,473

Current assets
Inventories	928	724	692

Receivables
Trade and other receivables	880	829	790
Cost and earnings of projects under construction in excess of advance billings	136	196	190
Interest bearing receivables	102	34	53
	1,118	1,059	1,033

Cash and cash equivalents	340	285	372

Total current assets	2,386	2,068	2,097
Assets held for sale	—	47	—

TOTAL ASSETS	3,785	3,644	3,570

SHAREHOLDERS’ EQUITY AND LIABILITIES

	Sep 30,	Sep 30,	Dec 31,
	2005	2004	2004
(Millions)	EUR	EUR	EUR
Equity
Share capital	241	232	232

Other shareholders’ equity
Share premium reserve	77	14	14
Legal reserve	228	228	228
Cumulative translation differences	(12)	(41)	(48)
Treasury stock	—	1	1
Fair value and hedge reserves	(8)	—	—
Other reserves	202	202	202
Retained earnings	315	214	218
Net profit (loss) for the period	169	72	143
Equity attributable to shareholders	1,212	922	990

Minority interests	6	7	5

Total equity	1,218	929	995

Liabilities
Non-current liabilities
Long-term debt	748	901	885
Post employment benefit obligations	163	230	171
Deferred tax liability	15	30	16
Provisions	33	50	31
Other long-term liabilities	2	10	6
Total non-current liabilities	961	1,221	1,109

Current liabilities
Current portion of long-term debt	3	15	19

	Sep 30,	Sep 30,	Dec 31,
	2005	2004	2004
(Millions)	EUR	EUR	EUR
Short-term debt	31	27	31
Trade and other payables	1,138	1,117	1,065
Advances received	336	255	227
Billings in excess of cost and earnings of projects under construction	98	69	124
Total current liabilities	1,606	1,483	1,466

Liabilities held for sale	—	11	—

Total liabilities	2,567	2,715	2,575

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,785	3,644	3,570

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	748	901	885
Short-term interest bearing debt	34	42	50
Cash and cash equivalents	(340)	(285)	(372)
Other interest bearing assets	(135)	(45)	(68)
Total	307	613	495
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	7-9/	7-9/	1-9/	1-9/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Cash flows from operating activities:

Profit for the period	65	76	169	72	143

Adjustments to reconcile net profit (loss) to net cash provided by operating activities

Depreciation	27	28	76	86	115
Provisions / Efficiency improvement programs	(3)	(23)	(10)	(40)	(11)
Asset write-downs related to the efficiency improvement programs	—	9	—	9	10

Financing expenses, net	9	12	33	38	52

Income taxes	21	(40)	48	(37)	29

Other	3	19	(17)	45	(58)

	7-9/	7-9/	1-9/	1-9/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Change in net working capital	(82)	(8)	(94)	14	63

Cash flows from operations	40	73	205	187	343
Financing expenses, net paid	(10)	(3)	(25)	(17)	(51)
Income taxes paid	(9)	(5)	(35)	(20)	(31)
Net cash provided by (used in) operating activities	21	65	145	150	261
Cash flows from investing activities:
Capital expenditures on fixed assets	(27)	(24)	(72)	(63)	(89)
Proceeds from sale of fixed assets	11	15	39	24	39
Business acquisitions, net of cash acquired	(12)	—	(13)	(2)	(2)
Proceeds from sale of businesses	—	(7)	95	360	390
(Investments in) proceeds from sale of financial assets	(16)	(17)	(65)	8	(21)

Other	0	8	(1)	(11)	(5)
Net cash provided by (used in) investing activities	(44)	(25)	(17)	316	312
Cash flows from financing activities:

Share options exercised	—	—	72	—	—

Dividends paid	—	—	(48)	(27)	(27)

Net funding	(8)	(178)	(170)	(284)	(293)

Other	—	5	(2)	(1)	(12)
Net cash provided by (used in) financing activities	(8)	(173)	(148)	(312)	(332)
Net increase (decrease) in cash and cash equivalents	(31)	(133)	(20)	154	241
Effect from changes in exchange rates	(3)	(1)	(12)	1	1
Cash and cash equivalents at beginning of period	374	419	372	130	130
Cash and cash equivalents at end of period	340	285	340	285	372
Free cash flow:

	7-9/	7-9/	1-9/	1-9/	1-12/
	2005	2004	2005	2004	2004
(Millions)	EUR	EUR	EUR	EUR	EUR
Net cash provided by operating activities	21	65	145	150	261
Capital expenditures on fixed assets	(27)	(24)	(72)	(63)	(89)

Proceeds from sale of fixed assets	11	15	39	24	39

Free cash flow	5	56	112	111	211

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share	Cumulative	Fair value		Equity
	Share	premium	translation	and other	Retained	attributable to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Dec 31, 2004	232	14	(48)	431	361	990	5	995
Effects of adopting IAS 39
Treasury stock	—	—	—	(1)	—	(1)	—	(1)
Cash flow hedges, net of tax	—	—	—	4	—	4	—	4
Available- for-sale financial assets, net of tax	—	—	—	2	—	2	—	2
Other	—	—	—	—	2	2	—	2
Balance at Jan 1, 2005	232	14	(48)	436	363	997	5	1,002

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	63	—	—	—	72	—	72
Translation differences	—	—	53	—	—	53	—	53
Net investment hedge gains (losses)	—	—	(17)	—	—	(17)	—	(17)
Cash flow hedges, net of tax	—	—	—	(14)	—	(14)	—	(14)

Other	—	—	—	—	—	—	1	1
Net profit (loss) for the period	—	—	—	—	169	169	0	169
Balance at Sep 30, 2005	241	77	(12)	422	484	1,212	6	1,218

The distributable funds of Metso Corporation at Sep 30, 2005 consist of retained earnings (EUR 484 million) excluding accelerated depreciation and untaxed reserves (EUR 4 million) and negative translation differences (EUR 12 million), and other reserves (EUR 202 million), totaling EUR 670 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Sep 30, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Mortgages on corporate debt	3	2

Other pledges and contingencies

Mortgages	2	2

Pledged assets	—	4
Guarantees on behalf of associated company obligations	—	—
Other guarantees	8	9

Repurchase and other commitments	12	15

Lease commitments	124	142
Other guarantees include EUR 4 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Sep 30, 2005	Dec 31, 2004
(Millions)	EUR	EUR
Forward exchange rate contracts	1,171	1,770

Interest rate and currency swaps	2	2

Currency swaps	1	73

Interest rate swaps	183	188

Interest rate futures contracts	10	10

Option agreements
Bought	24	10
Sold	54	16

Electricity forward contracts 1)	363	329

1)	Notional amount GWh
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.

KEY RATIOS

	1-9/	1-9/	1-12/
	2005	2004	2004 *)
Earnings per share from continuing operations, EUR	1.10	0.66	1.16

Earnings per share from discontinued operations, EUR	0.12	(0.13)	(0.11)

Earnings per share from continuing and discontinued operations, EUR	1.22	0.53	1.05

Equity/share at end of period, EUR	8.56	6.77	7.27

Return on equity (ROE), % (annualized)	21.4	11.0	15.9
Return on capital employed (ROCE), % (annualized)	18.3	6.6	10.7

Equity to assets ratio at end of period, %	36.3	28.0	30.9

Gearing at end of period, %	25.3	66.1	49.7

Free cash flow	112	111	211

Free cash flow/share	0.81	0.82	1.55

Gross capital expenditure of continuing operations (excl. business acquisitions)	73	63	89

Business acquisitions, net of cash acquired	13	2	2
Depreciation and amortization of continuing operations	76	80	105

Average number of shares (thousands)	138,981	136,190	136,190
Average number of diluted shares (thousands)	138,939	136,190	136,192

*)	1-12/2004 key figures excluding reversal of Finnish pension liability are as follows: Earnings per share from continuing operations 0.75 eur, earnings per share from discontinued and continuing operations 0.62 eur, return on equity (ROE) 9.5% and return on capital employed (ROCE) 6.5%.

EXCHANGE RATES USED

	1-9/	1-9/	1-12/	Sep 30,	Sep 30,
	2005	2004	2004	2005	2004	Dec 31, 2004
USD
(US dollar)	1.2635	1.2257	1.2433	1.2042	1.2409	1.3621
SEK
(Swedish krona)	9.2162	9.1620	9.1250	9.3267	9.0588	9.0206
GBP
(Pound sterling)	0.6852	0.6731	0.6786	0.6820	0.6868	0.7051
CAD
(Canadian dollar)	1.5477	1.6286	1.6170	1.4063	1.5740	1.6416
BRL
(Brazilian real)	3.1526	3.6351	3.6350	2.6725	3.5372	3.6177
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2004-	1-12/
	2005	2004	2005	2004	9/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	396	378	1,192	1,089	1,662	1,559

Metso Minerals	454	340	1,218	968	1,616	1,366

Metso Automation	148	140	421	388	568	535

Metso Ventures	63	52	196	172	254	230

Intra Metso net sales	(16)	(23)	(60)	(58)	(90)	(88)

Metso total	1,045	887	2,967	2,559	4,010	3,602
OTHER OPERATING INCOME(+)AND EXPENSES(-), NET BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2004-	1-12/
	2005	2004	2005	2004	9/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	0.9	(1.2)	(0.5)	2.2	(19.4)	(16.7)

Metso Minerals	2.4	1.3	4.3	2.6	2.4	0.7

Metso Automation	0.5	0.2	0.0	0.3	(3.6)	(3.3)

Metso Ventures	(0.5)	(0.4)	2.1	(1.8)	1.8	(2.1)

Corporate office and other	(0.1)	2.7	5.0	12.0	7.6	14.6

Metso total	3.2	2.6	10.9	15.3	(11.2)	(6.8)

OPERATING PROFIT(LOSS)BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2004-	1-12/
	2005	2004	2005	2004	9/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	25.7	20.1	63.2	14.7	96.5	48.0

Metso Minerals	53.6	27.4	125.0	66.5	163.7	105.2

Metso Automation	25.8	19.6	57.3	38.4	88.5	69.6

Metso Ventures	(0.5)	(8.8)	6.1	(16.6)	16.5	(6.2)

Corporate office and other	(9.1)	(3.9)	(18.1)	(11.2)	(24.0)	(17.1)

Metso total	95.5	54.4	233.5	91.8	341.2	199.5
ORDERS RECEIVED BY BUSINESS AREA

	7-9/	7-9/	1-9/	1-9/	10/2004-	1-12/
	2005	2004	2005	2004	9/2005	2004
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR
Metso Paper	322	291	1,240	1,426	1,540	1,726

Metso Minerals	405	373	1,368	1,115	1,819	1,566

Metso Automation	140	146	430	440	560	570

Metso Ventures	66	33	224	144	293	213

Intra Metso orders received	(17)	(20)	(54)	(63)	(77)	(86)

Metso total	916	823	3,208	3,062	4,135	3,989
PERSONNEL BY BUSINESS AREA

	Sep 30, 2005	Sep 30, 2004	Dec 31, 2004
Metso Paper	8,300	8,891	8,660

Metso Minerals	8,379	8,113	8,048

Metso Automation	3,206	3,270	3,267

Metso Ventures	1,755	1,591	1,637

Corporate office and Shared services	301	283	293

Continuing operations	21,941	22,148	21,905

	Sep 30, 2005	Sep 30, 2004	Dec 31, 2004
Discontinued operations	—	1,192	897

Metso total	21,941	23,340	22,802
QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	378	470	386	410	396

Metso Minerals	340	398	338	426	454

Metso Automation	140	147	129	144	148

Metso Ventures	52	58	62	71	63

Intra Metso net sales	(23)	(30)	(21)	(23)	(16)

Metso total	887	1,043	894	1,028	1,045
OTHER OPERATING INCOME(+) AND EXPENSES(-), NET BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(1.2)	(18.9)	0.6	(2.0)	0.9

Metso Minerals	1.3	(1.9)	4.3	(2.4)	2.4

Metso Automation	0.2	(3.6)	0.0	(0.5)	0.5

Metso Ventures	(0.4)	(0.3)	(0.3)	2.9	(0.5)

Corporate office and other	2.7	2.6	1.1	4.0	(0.1)

Metso total	2.6	(22.1)	5.7	2.0	3.2
REVERSAL OF FINNISH PENSION LIABILITY BY BUSINESS AREA

10-12/
2004
(Millions)	EUR
Metso Paper	39.8

Metso Minerals	4.9

10-12/
2004
(Millions)	EUR
Metso Automation	13.7

Metso Ventures	14.6

Corporate office and other	2.3

Metso total	75.3
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	20.1	33.3	17.7	19.8	25.7

Metso Minerals	27.4	38.7	31.2	40.2	53.6

Metso Automation	19.6	31.2	13.6	17.9	25.8

Metso Ventures	(8.8)	10.4	(1.2)	7.8	(0.5)

Corporate office and other	(3.9)	(5.9)	(6.6)	(2.4)	(9.1)

Metso total	54.4	107.7	54.7	83.3	95.5
CAPITAL EMPLOYED BY BUSINESS AREA

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	397	323	275	293	328

Metso Minerals	698	712	731	780	850

Metso Automation	131	135	126	146	139

Metso Ventures	25	39	39	51	61

Corporate office and other	507	642	658	652	622

Continuing operations	1,758	1,851	1,829	1,922	2,000

Discontinued operations	114	80	79	—	—

Metso total	1,872	1,931	1,908	1,922	2,000

ORDERS RECEIVED BY BUSINESS AREA

	7-9/	10-12/	1-3/	4-6/	7-9/
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	291	300	354	564	322

Metso Minerals	373	451	505	458	405

Metso Automation	146	130	145	145	140

Metso Ventures	33	69	101	57	66

Intra Metso orders received	(20)	(23)	(16)	(21)	(17)

Metso total	823	927	1,089	1,203	916
ORDER BACKLOG BY BUSINESS AREA

	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,
	2004	2004	2005	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,124	946	918	1,082	1,012

Metso Minerals	525	560	742	826	801

Metso Automation	198	176	194	199	191

Metso Ventures	55	66	105	88	92

Intra Metso order backlog	(50)	(43)	(40)	(38)	(37)

Continuing operations	1,852	1,705	1,919	2,157	2,059

Discontinued operations	78	53	70	—	—

Metso total	1,930	1,758	1,989	2,157	2,059
NOTES TO THE INTERIM REVIEW
Adoption of IAS 32 and IAS 39
Consolidated balance sheets

		Effect of
		adoption of
		IAS 32 and
	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
ASSETS
Non-current assets
Intangible assets	585	—	585
Property, plant and equipment	649	—	649

		Effect of
		adoption of
		IAS 32 and
	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Financial assets	239	(19)	220
Total non-current assets	1,473	(19)	1,454

Current assets
Inventories	692	—	692
Receivables	1,033	13	1,046
Cash and cash equivalents	372	—	372
Total current assets	2,097	13	2,110

Assets held for sale	—	—	—
TOTAL ASSETS	3,570	(6)	3,564
SHAREHOLDERS’ EQUITY AND LIABILITIES

		Effect of
		adoption of
		IAS 32 and
	Dec 31, 2004	IAS 39	Jan 1, 2005
(Millions)	EUR	EUR	EUR
Equity
Share capital	232	—	232
Other shareholders’ equity	758	7	765
Minority interests	5	—	5
Total equity	995	7	1,002

Liabilities
Non-current liabilities	1,109	(22)	1,087
Current liabilities	1466	9	1,475
Liabilities held for sale	—	—	—
Total liabilities	2,575	(13)	2,562

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	3,570	(6)	3,564
Tax losses carried forward as of December 31, 2004 (under IFRS)

				Deferred tax
		Deferred tax	Valuation	asset in balance
Country	Amount	asset	allowance	sheet
(Millions)	EUR	EUR	EUR	EUR
Finland	269	70	9	61
USA	189	71	70	1
Germany	103	36	9	27
Other	111	33	18	15

Total	672	210	106	104
NOTES TO THE INTERIM REVIEW
Adoption of International Financial Reporting Standards (IFRS)
Metso adopted the International Financial Reporting Standards (IFRS) at the beginning of 2005. The principal changes and impact of IFRS on the 2004 income statement and balance sheet were described in the releases published on March 31, 2005 and April 19, 2005 (quarterly information). The classification of financial assets and liabilities and the recognition of derivative financial instruments used for hedging has been done in accordance with IAS 32 and IAS 39 in the opening balance sheet of January 1, 2005, which is presented in the tables of the Interim Review.
Since Metso published the press releases on its transition to IFRS, the comparative information for 2004 has been changed by separating the power transmission business (Drives), which was divested in April 2005, from Metso’s continuing operations. The net result of the Drives business is also reported for the comparison year in the line ‘Discontinued businesses’, after ‘Continuing operations’.
The operating profit of the IFRS income statement for the comparison year is improved by a nonrecurring annulment of a disability pension liability of EUR 75 million (excluding the divested Drives business) due to amendments of the Finnish employee pension system (TEL) in December 2004. The reversal of the pension liability is presented by business area in the tables of the Interim Review.
The Interim Review has been prepared in accordance with the recognition and measurement principles of the IFRS and by applying the same policies as in the above-mentioned releases.
In accordance with IFRS 5, profit or loss on discontinued operations net of taxes and the gain or loss on their disposal are presented in the income statement separate from continuing operations, while assets and liabilities classified as held for sale are presented separately in the balance sheet. The discontinued operations reported by Metso were Converting Equipment, the Compaction and Paving business line (Dynapac) and the Drilling business line (Reedrill) divested in 2004 which were part of Metso Minerals, and the power transmission business (Drives), which was part of Metso Ventures, divested in 2005.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 198.5 million Metso Corporation shares in January-September, equivalent to a turnover of EUR 3,143 million. The share price on September 30, 2005 was EUR 21.11. The highest quotation was EUR 21.95 and the lowest EUR 11.31.
The New York Stock Exchange traded 5.7 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 113 million. The price of an ADR on September 30, 2005 was USD 25.45. The highest quotation was USD 26.58 and the lowest USD 14.70.
Disclosures of changes in holdings

The following is a brief account of shareholders’ disclosures, received by Metso in January-September 2005, of changes in holdings in the company.
On February 21, 2005, Capital Research and Management Company announced a decrease in the holding of Metso Corporation under its management. The holding managed by Capital Research and Management Company on December 31, 2004 was 6,400,000 Metso shares. This holding amounts to 4.7 percent of Metso’s paid up share capital and total votes. Previously, as disclosed on April 17, 2002, the holding had amounted to 6.29 percent of Metso’s paid up share capital and 4.97 percent of the total votes.
On March 8, 2005, UPM-Kymmene announced that they had sold their entire holding of Metso Corporation shares on that day. Previously, they had owned 14.6 percent of Metso’s paid up share capital and votes.
On March 11, 2005, Deutsche Bank AG announced an increase in the Metso Corporation shares held by Deutsche Bank AG and its subsidiary companies. According to the disclosure, on March 9, 2005 Deutsche Bank AG and its subsidiary companies were in possession of 9,801,820 Metso shares to which they had the dispositive rights. This holding amounts to 7.19 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,189,802 Metso shares to which they had voting rights on March 9, 2005. This voting authority represents 6.74 percent of the total votes of Metso Corporation.
On April 15, 2005, Deutsche Bank AG announced an increase in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the disclosure, on April 8, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 15,915,808 Metso shares to which they had the dispositive rights. This holding amounts to 11.68 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 15,569,254 Metso shares to which they had voting rights on April 8, 2005. This voting authority represents 11.43 percent of the total votes of Metso Corporation.
On April 20, 2005, Deutsche Bank AG announced a decrease in the holding by Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. According to the disclosure, on April 14, 2005, Deutsche Bank AG and its subsidiary companies were in possession of 10,653,332 Metso shares to which they had the dispositive rights. This holding amounts to 7.82 percent of the paid up share capital of Metso Corporation. As part of this holding Deutsche Bank AG and its subsidiary companies were in possession of 9,898,778 Metso shares to which they had voting rights on April 14, 2005. This voting authority represents 7.27 percent of the total votes of Metso Corporation.
On May 25, 2005, Harris Associates L.P. disclosed a decrease in the holding of the accounts managed by Harris Associates L.P. of the paid up share capital of Metso Corporation. On May 19, 2005, the accounts managed by Harris Associates L.P. became the beneficial owners of 6,828,800 Metso shares. This holding amounts to 4.82 percent of the paid up share capital and the voting rights of Metso Corporation after being, on the basis of the previous announcement, 5.07 percent on March 24, 2003.
Franklin Resources, Inc. announced, on June 17, 2005, an increase in the holding of the mutual funds and separate accounts managed by Franklin Resources, Inc. of the paid up share capital of Metso Corporation. On June 14, 2005, Franklin Resources, Inc’s holdings amounted to 3.51 percent of the paid up share capital and 5.36 percent of the voting rights of Metso Corporation after being, on the basis of their previous disclosure, 2.82 percent of the paid up share capital and 4.95 percent of the voting rights on January 26, 2005. Mutual funds managed by Franklin Resources, Inc held a total of 4,971,521 shares on June 14, 2005. This holding amounts to 3.51 percent of Metso’s paid up share capital and the total voting rights of Metso Corporation. In addition, Franklin Resources, Inc. has voting authority representing 1.85 percent of the total 2,622,053 shares and ADRs.

On June 16, 2005, NWQ Investment Management Company LLC disclosed an increase in the holding of the accounts managed by NWQ Investment Management Company LLC of the paid up share capital of Metso Corporation. On February 23, 2005, the accounts managed by NWQ Investment Management Company LLC had become beneficial owners of 431,430 Metso’s common shares and 6,415,661 American Depository Receipts. These holdings amounted to 6,847,091 shares in total and corresponded to 5.03 percent of the paid up share capital and the voting rights of Metso Corporation. On February 23, 2005 the total amount of Metso shares outstanding was 136,250,545. On May 31, 2005, the accounts managed by NWQ Investment Management Company LLC held 8,100,505 shares in Metso Corporation corresponding to 5.71 percent of the paid up share capital and the voting rights.
On August 29, 2005, Metso Corporation was informed of an increase in the holdings of mutual funds managed by J.P. Morgan Chase & Co. On August 23, 2005, J.P. Morgan Chase & Co ‘s holdings amounted to 5.04 percent of Metso’s paid up share capital. The holding crossed the five percent threshold on August 23, 2005 when J.P. Morgan Asset Management (UK) Limited, acting as a discretionary investment manager for underlying funds, purchased 111,706 Metso shares. Mutual funds of J.P. Morgan Chase & Co. held a total of 7,133,314 Metso shares on August 23, 2005.
On September 6, 2005, Metso Corporation was informed about a decrease in the holding of the mutual funds managed by J.P. Morgan Chase & Co. On September 1, 2005, J.P. Morgan Chase & Co ‘s holdings amounted to 4.91 percent of Metso’s paid up share capital after being, on the basis of their previous announcement, 5.04 percent on August 23, 2005. The holding fell below the five percent threshold on September 1, 2005 when J.P. Morgan Asset Management (UK) Limited, acting as a discretionary investment manager for underlying funds, sold 174,502 Metso shares. According to their announcement, mutual funds of J.P. Morgan Chase & Co. held a total of 6,954,768 Metso shares on September 1, 2005.
On September 13, 2005, Metso Corporation was informed about a change in the holding of the mutual funds and separate accounts managed by Franklin Resources, Inc. On September 8, 2005, Franklin Resources, Inc.’s holdings amounted to 4.15 percent of the paid up share capital and 4.78 percent of the voting rights of Metso Corporation after being, on the basis of their previous announcement, 3.51 percent of the paid up share capital and 5.36 percent of the voting rights on June 14, 2005. According to their announcement, mutual funds of Franklin Resources, Inc. held a total of 5,884,566 shares on September 8, 2005. This holding corresponds to 4.15 percent of the paid up share capital and the total voting rights of Metso Corporation. In addition, Franklin Resources, Inc. has voting authority representing 0.62 percent of the total 882,157 shares and ADRs.
On September 16, 2005, Metso Corporation was informed about an increase in the holding of the Fidelity International Limited and its subsidiaries. On September 14, 2005, Fidelity International Limited and its subsidiaries held a total of 7,082,803 Metso shares, which corresponds to 5.00 percent of the paid up share capital and voting rights of Metso Corporation.